Exhibit 99.1

Results of Annual General Meeting Held on August 7, 2024

SINGAPORE, August 7, 2024/PRNewswire/—China Yuchai International Limited (NYSE: CYD) wishes to announce that all the resolutions as set out in its Notice of Annual General Meeting dated July 8, 2024 were duly passed at its Annual General Meeting held in Singapore today.

About us

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. Yuchai also produces diesel power generators. The engines produced by Yuchai range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2023, Yuchai sold 313,493 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-510-8922

Email: cyd@bluefocus.com